Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

November 7, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Amanda Ravitz, Assistant Director

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 14, 2017
File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendment to the Form S-1 (originally filed May 15, 2017) for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letters dated July 17, 2017 and September 5, 2017 (the “Comment Letters”) in response to the filing of a Registration Statement on Form S-1. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

July 17, 2017 Comment Letter

Registration Statement

1. We may have significant further comments when you provide the disclosure and exhibits requested by prior comments 5-8, 10-17, 19, 21 and 32.

Response: The Company acknowledged this comment and had amended its Registration Statement to provide the requested disclosure and exhibits.

Prospectus Cover Page

2. We note your response to prior comment 2; however, no changes appear to have been made. Revise your prospectus cover page to indicate your status as an emerging growth company. Also, since you do not presently have any listing application pending, please highlight, where you reference free tradability, that there is unlikely to be a liquid trading market even after the registration statement becomes effective, due to the lack of a listing.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to indicate the Company’s status an emerging growth company. Further, the referenced disclosure has been revised to highlight, where we reference free tradability, that there is unlikely to be a liquid trading market even after the registration statement becomes effective, due to the lack of a listing.

Use of Proceeds, page 18

3. We note that if you raise less than 50% of the maximum amount in this offering, the majority of the proceeds ($450,000) will be used for salaries. It also appears that approximately half this amount was paid in executive officer salaries in 2016. Please add additional discussion about the anticipated activities of your executive officers in furtherance of your plan of operations upon completion of this offering, and revise your risk factor disclosure as appropriate regarding any risks to investors if less than 50% of the shares are sold.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to add additional discussion about the anticipated activities of our executive officers in furtherance of our plan of operations upon completion of the offering, and to revise our risk factor disclosure as appropriate regarding any risks to investors if less than 50% of the shares are sold.

Common Stock, page 22

4. We note your response to prior comment 30; however, that comment’s application was not limited to the resale prospectus’s disclosure. Revise to disclose the approximate number of holders of your common stock and the amount of common stock that could be resold pursuant to Rule 144. Also, please revise as appropriate to reflect that affiliate sales will still be limited by Rule 144, and that the holding period of restricted securities will vary depending upon your status as a reporting company.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to disclose the approximate number of holders of our common stock and the amount of common stock that could be resold pursuant to Rule 144. Also, the referenced disclosure has been revised to reflect that affiliate sales will still be limited by Rule 144, and that the holding period of restricted securities will vary depending upon our status as a reporting company.

Potential Revenue, page 48

5. Please reconcile the total amount of your anticipated order with the unit selling price disclosed in the next sentence and on page 39.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to reconcile the total amount of our anticipated order with the unit selling price disclosed in the next sentence and on page 39.

Narrative Disclosure to Summary Compensation Table, page 58

6. Given your response to prior comment 19, please revise to discuss the material terms of the disclosed employment agreement.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to discuss the material terms of the disclosed employment agreement.

Transactions with Related Persons, page 60

7. Expand your response to prior comment 23 to disclose the identities of the related parties with whom you conducted the transactions.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to disclose the identities of the related parties with whom you conducted the transactions.

Note 2 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-7

8. Revise your filing to disclose the impact of your adoption of, and to provide the disclosures required by, ASU 2014-15, “Presentation of Financial Statements – Going Concern” in your March 31, 2017 financial statements.

Response: In consideration of the comment received from the Staff of the Commission, the Company has revised its disclosures to disclose the impact of our adoption of, and to provide the disclosures required by, ASU 2014-15, “Presentation of Financial Statements – Going Concern” in our June 30, 2017 financial statements.

Note 12 – Related Party, page F-23

9. Your response to comment 26 indicates that you and Sky Wolf Delaware did not consummate any loan transactions. However, we note a ‘Due to Related Party’ liability of $26,570 presented on the June 30, 2016 balance sheet included in Sky Wolf Delaware’s Form 10-Q for the period ended June 30, 2016. Please tell us the affiliate to whom you advanced $10,746 and $15,824 in 2016 and 2015, respectively. Describe to us your relationship to this affiliate, including your common investors, owners, officers, management, etc. Explain to us how funds advanced to that affiliate could be reflected as a liability on the balance sheet of Sky Wolf Delaware.

Response: The Company’s response to prior comment 26 stated that the Company and the referenced affiliate, SkyWolf Wind Turbine Corporation, a Delaware corporation (“SkyWolf Delaware”), were not parties to any business combination. For the purposes of clarity, the referenced “‘Due to Related Party’ liability of $26,570 presented on the June 30, 2016 balance sheet” was a loan transaction by and between the Company and SkyWolf Delaware for operating expenses related to a contemplated business combination that was never consummated.

SkyWolf Delaware has been dissolved as of September 30, 2016. Prior to the dissolution of SkyWolf Delaware, Mr. Gerald Brock was an officer, director and shareholder of both the Company and SkyWolf Delaware and Mr. James Cassidy and Mr. James McKillop were common shareholders of both the Company and SkyWolf Delaware.

10. Revise your discussion on page 60, under Transactions with Related Parties, to correctly indicate that total advances of $26,570 were written off.

Response: In consideration of the comments received from the Staff of the Commission, the Company revised its disclosures to revise our discussion on page 60, under Transactions with Related Parties, to correctly indicate that total advances of $26,570 were written off.

Item 15: Recent Sales of Unregistered Securities, page 65

11. Given the exemptions your response to prior comment 31 indicates you relied on for your recent sales, please tell us why you disclose on page 66 that you relied on Regulation S and Rule 506. Also, disclose the dates when you made the sales in reliance on Rule 504.

Response: In consideration of the comments received from the Staff of the Commission, the Company revised its disclosures to remove reference to the reliance on Regulation S and Rule 506 in connection with the referenced sales. Further, the Company has revised its disclosures to state the dates when the Company made the sales in reliance on Rule 504.

September 5, 2017 Comment Letter

Registration Statement

1. In addition to addressing the comments in this letter, in your next amendment please respond to the comments in our July 17, 2017 letter.

Response: The Company’s response to the comments issued by the Staff of the Commission in its July 17, 2017 letter are provided in this comment response.

Description of Our Business, page 24

2. Refer to the disclosure on page 27 that “renewables outperformed all other sources of new electricity over the past five years.” Revise to explain the aspect of performance measured. For example, did renewables gross more revenue, generate more electricity, or exceed others by a different measure?

Response: In consideration of the comments received from the Staff of the Commission, the Company revised its disclosures to remove the statement that “renewables outperformed all other sources of new electricity over the past five years” for the purposes of clarity.

Strategic Partners and Suppliers, page 35

3. We note your response to prior comment 16; however, no revisions appear to have been made. Revise to disclose the identity of the “Solar Panel, Turbine Generator, and proprietary Control Panel Equipment supplier” mentioned in this section’s second sentence. Also, revise to make clear your relationship to all of the counterparties you name, for example, the first two entities named on page 36. Ensure that all discussions of your suppliers and partners make clear the rights and obligations of each party, such as the information you provide in the second and third sentences of your response.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to disclose the identity of the “Solar Panel [and] Turbine Generator [] supplier” mentioned in this section’s second sentence, revise to make clear our relationship to all of the counterparties we name, and to ensure that all discussions of our suppliers and partners make clear the rights and obligations of each party. For your reference, the Company’s control panels are manufactured by the Company using proprietary technologies.

Management, page 46

4. We note your response to prior comment 7; however, the first paragraph on page 47 continues to reference an “estimated potential” sales amount without a discussion of what steps and capital are needed to achieve the estimated sales total. Ensure that your disclosure presents a realistic picture of your presently addressable market.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to remove the reference to an “‘estimated potential’ sales amount” in order to avoid confusion.

Item 16. Exhibits and Financial Statement Schedules, page 60

5. We note your response to prior comment 32. Tell us whether the registration rights agreement previously disclosed remains in effect and if so, why that agreement need not be filed.

Response: There are no registration rights agreements in effect; the reference to registration rights in the Company’s previous disclosures was the result of a scrivener’s error.

Exhibit 99.1

6. You may not require an investor to make representations about the content or quality of your disclosure. As such, please revise to remove the text after the first sentence of Section 3.a., or advise.

Response: In consideration of the comments received from the Staff of the Commission, the Company has removed the text after the first sentence of “Section 3.a” in the referenced exhibit.

*       *       *       *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.

Cassidy & Associates